SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 15, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	March 15, 2007

TAM starts flying from São Paulo to Cordoba,
in Argentina

The operation of this flight aims to fulfill increasing demand for this international route

São Paulo, March 15, 2007 – TAM Mercosur, TAM’s (Bovespa: TAMM4 e NYSE: TAM) subsidiary headquartered in Assunción (Paraguay), will start to operate as of March 29, a new international flight from São Paulo to Cordoba (Argentina). The operation of this flight aims to fulfill increasing demand for this route.

TAM Mercosur offers regular flights to different cities in South America. The Company flies to: Assuncion and Ciudad del Este (Paraguay), Montevidéo (Uruguay), and Santa Cruz de la Sierra and Cochabamba (Bolívia) and others. In Brazil, TAM Mercosur operate flights from São Paulo (Guarulhos International Airport) and Rio de Janeiro (Galeão Airport).

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 47.3% domestic market share and 61.0% international market share at the end of February 2007. TAM operates regular flights to 48 destinations throughout Brazil. It serves 75 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.8 million subscribers and has awarded more than 4.2 million tickets.

About TAM Mercosur:
TAM Mercosur (www.tam.com.py) is TAM S.A.’s subsidiary, headquartered in Assunción, Paraguay. The company was established in 1993, named as Líneas Aéreas Paraguayas S.A. – LAPSA. As of 1997, its corporate name was changed to Transportes Aéreos del Mercosur S.A. In September 2003, it was fully incorporated by TAM. With the acquisition of TAM Mercosur, TAM increased the synergy of its network by creating feeder flights for its routes. This project is aligned with TAM’s integration policy, in South America. Currently, TAM Mercosur operates regular flights in Paraguay, Argentina, Chile, Uruguay, Bolivia and Brazil.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.